UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager,
Financial Accounting Dept.

Date:    May 14, 2018

Financial Results

Fiscal Year 3/2018

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)
		FY3/2018		FY3/2017
			Change
Consolidated gross profit	1	2,981,050	60,308	2,920,742
Net interest income	2	1,390,228	31,596	1,358,632
Trust fees	3	3,884	87	3,797
Net fees and commissions	4	1,066,645	53,297	1,013,348
Net trading income	5	246,301	8,907	237,394
Net other operating income	6	273,990	(33,578)	307,568
General and administrative expenses	7	(1,816,197)	(3,764)	(1,812,433)
Equity in gains (losses) of affiliates	8	38,992	14,440	24,552

Consolidated net business profit	9	1,203,845	70,985	1,132,860

Total credit cost	10	(94,196)	70,175	(164,371)
Credit costs	11	(115,990)	62,470	(178,460)
Write-off of loans	12	(105,228)	(17,436)	(87,792)
Provision for reserve for possible loan losses	13	-	75,915	(75,915)
Others	14	(10,761)	3,992	(14,753)
Gains on reversal of reserve for possible loan losses	15	11,562	11,562	-
Recoveries of written-off claims	16	10,231	(3,858)	14,089
Gains (losses) on stocks	17	118,924	63,935	54,989
Other income (expenses)	18	(64,460)	(46,838)	(17,622)

Ordinary profit	19	1,164,113	158,258	1,005,855

Extraordinary gains (losses)	20	(55,263)	(28,713)	(26,550)
Gains (losses) on disposal of fixed assets	21	(4,710)	1,457	(6,167)
Losses on impairment of fixed assets	22	(49,900)	(440)	(49,460)
Gains on step acquisitions	23	-	(29,325)	29,325
Income before income taxes	24	1,108,850	129,545	979,305
Income taxes - current	25	(225,617)	39,428	(265,045)
Income taxes - deferred	26	(44,907)	(139,000)	94,093
Profit	27	838,326	29,973	808,353
Profit attributable to non-controlling interests	28	(103,957)	(2,123)	(101,834)

Profit attributable to owners of parent	29	734,368	27,849	706,519

Notes	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates
		Mar. 31, 2018		Mar. 31, 2017
			Change
Consolidated subsidiaries	30	347	(7)	354
Equity method affiliates	31	75	21	54

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2018		FY3/2017
			Change
Gross banking profit	1	1,427,924	(235,730)	1,663,654
Gross domestic profit	2	929,933	(223,600)	1,153,533
Net interest income	3	707,288	(196,892)	904,180
Trust fees	4	2,001	74	1,927
Net fees and commissions	5	200,745	(5,404)	206,149
Net trading income	6	632	(24)	656
Net other operating income	7	19,265	(21,354)	40,619
Gains (losses) on bonds	8	7,503	(10,733)	18,236
Gross international profit	9	497,990	(12,131)	510,121
Net interest income	10	249,747	14,989	234,758
Net fees and commissions	11	129,121	(13,596)	142,717
Net trading income	12	58,765	(600)	59,365
Net other operating income	13	60,355	(12,923)	73,278
Gains (losses) on bonds	14	4,185	(21,298)	25,483
Expenses (excluding non-recurring losses)	15	(810,752)	6,190	(816,942)
Overhead ratio	16	56.8%	7.7%	49.1%
Personnel expenses	17	(330,142)	1,889	(332,031)
Non-personnel expenses	18	(431,766)	2,663	(434,429)
Taxes	19	(48,843)	1,638	(50,481)

Banking profit (before provision for general reserve for possible loan losses)	20	617,171	(229,540)	846,711
Gains (losses) on bonds	21	11,688	(32,032)	43,720

Provision for general reserve for possible loan losses	22	-	37,658	(37,658)
Banking profit	23	617,171	(191,881)	809,052
Non-recurring gains (losses)	24	138,094	83,125	54,969
Credit costs	25	(15,638)	11,849	(27,487)
Gains on reversal of reserve for possible loan losses	26	42,219	42,219	-
Recoveries of written-off claims	27	78	(3,942)	4,020
Gains (losses) on stocks	28	127,654	12,596	115,058
Other non-recurring gains (losses)	29	(16,218)	20,403	(36,621)

Ordinary profit	30	755,266	(108,756)	864,022

Extraordinary gains (losses)	31	(27,843)	(20,853)	(6,990)
Gains (losses) on disposal of fixed assets	32	(1,094)	1,781	(2,875)
Losses on impairment of fixed assets	33	(26,748)	(22,634)	(4,114)
Income before income taxes	34	727,422	(129,610)	857,032
Income taxes - current	35	(168,605)	(55,157)	(113,448)
Income taxes - deferred	36	18,210	80,027	(61,817)

Net income	37	577,028	(104,739)	681,767

Total credit cost (22+25+26+27)	38	26,659	87,784	(61,125)
Provision for general reserve for possible loan losses	39	32,270	69,928	(37,658)
Write-off of loans	40	(7,364)	(6,902)	(462)
Provision for specific reserve for possible loan losses	41	9,524	27,460	(17,936)
Losses on sales of delinquent loans	42	(8,273)	990	(9,263)
Provision for loan loss reserve for specific overseas countries	43	424	250	174
Recoveries of written-off claims	44	78	(3,942)	4,020

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2018	Six months ended Sep. 30, 2017	Six months ended Mar. 31, 2018	FY3/2017
Yield on interest earning assets (A)	1.04	1.03	1.05	1.36
Interest earned on loans and bills discounted (C)	0.98	0.99	0.97	1.05
Interest earned on securities	1.45	1.43	1.47	2.68
Total cost of funding (including expenses) (B)	0.62	0.61	0.62	0.70
Cost of interest bearing liabilities	0.03	0.03	0.03	0.04
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.01
Interest paid on other liabilities	0.16	0.14	0.18	0.23
Expense ratio	0.59	0.58	0.59	0.66
Overall interest spread (A) - (B)	0.42	0.42	0.43	0.66
Interest spread (C) - (D)	0.98	0.99	0.97	1.04

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	1.02	1.03	1.01	1.11
Interest spread (E) - (D)	1.02	1.03	1.01	1.10

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)
	FY3/2018		FY3/2017
		Change
Gains (losses) on bonds	11,688	(32,032)	43,720
Gains on sales	30,236	(40,983)	71,219
Losses on sales	(16,044)	7,551	(23,595)
Gains on redemption	0	0	0
Losses on redemption	(2,503)	1,401	(3,904)
Losses on devaluation	-	-	-

Gains (losses) on stocks	127,654	12,596	115,058
Gains on sales	142,594	2,751	139,843
Losses on sales	(5,779)	4,340	(10,119)
Losses on devaluation	(9,160)	5,506	(14,666)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
		Mar. 31, 2018					Mar. 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	1	372,463	2,132	(4,763)	2,132	-	1,173,423	6,895
Other securities	2	25,440,178	2,408,161	219,453	2,635,237	227,075	23,616,823	2,188,708
Stocks	3	3,889,342	2,173,665	251,793	2,191,129	17,463	3,757,769	1,921,872
Bonds	4	11,834,181	44,377	(15,998)	52,404	8,026	10,181,396	60,375
Japanese government bonds	5	9,203,036	12,482	(11,975)	17,743	5,260	7,293,933	24,457
Others	6	9,716,654	190,118	(16,342)	391,704	201,585	9,677,657	206,460
Foreign bonds	7	7,157,601	(159,395)	(48,826)	16,340	175,736	7,063,717	(110,569)
Other money held in trust	8	1,482	-	-	-	-	3,439	-
Total	9	25,814,125	2,410,294	214,691	2,637,370	227,075	24,793,686	2,195,603
Stocks	10	3,889,342	2,173,665	251,793	2,191,129	17,463	3,757,769	1,921,872
Bonds	11	12,206,645	46,510	(20,760)	54,537	8,026	11,354,819	67,270
Others	12	9,718,137	190,118	(16,342)	391,704	201,585	9,681,096	206,460

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2018					Mar. 31, 2017
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses
Held-to-maturity securities	13	110,055	1,136	(3,956)	1,136	-	900,183	5,092
Stocks of subsidiaries and affiliates	14	3,594,591	(19,245)	(20,454)	6,162	25,408	3,222,613	1,209
Other securities	15	22,931,078	2,073,658	180,207	2,280,913	207,254	20,914,359	1,893,451
Stocks	16	3,638,963	2,046,629	257,675	2,062,821	16,192	3,474,472	1,788,954
Bonds	17	11,813,637	44,242	(13,210)	52,461	8,219	9,699,077	57,452
Japanese government bonds	18	9,203,036	12,482	(10,980)	17,743	5,260	7,109,504	23,462
Others	19	7,478,477	(17,212)	(64,256)	165,629	182,842	7,740,808	47,044
Foreign bonds	20	5,342,481	(144,698)	(48,451)	12,693	157,392	5,586,975	(96,247)
Total	21	26,635,726	2,055,549	155,796	2,288,212	232,663	25,037,156	1,899,753
Stocks	22	4,238,818	2,043,518	250,989	2,064,324	20,805	4,164,031	1,792,529
Bonds	23	11,923,693	45,378	(17,166)	53,597	8,219	10,599,261	62,544
Others	24	10,473,215	(33,347)	(78,025)	170,290	203,638	10,273,863	44,678

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. The rest of the securities are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Gains of 15 million yen was recognized in the statements of income as of March 31, 2018.

	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2018					Mar. 31, 2017

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	3,560.6	6,566.5	1,152.9	643.7	11,923.7	1,102.5	8,207.6	947.7	341.4	10,599.3
Japanese government bonds	3,373.3	5,270.4	348.8	320.7	9,313.1	790.0	6,857.4	222.5	139.7	8,009.7
Japanese local government bonds	0.0	21.7	25.3	0.0	47.0	–	21.2	49.3	0.0	70.5
Japanese corporate bonds	187.3	1,274.4	778.8	323.0	2,563.6	312.4	1,329.0	675.9	201.7	2,519.0

Others	1,560.2	1,175.6	2,067.4	1,032.0	5,835.1	1,704.3	2,042.5	1,361.5	953.2	6,061.5

Total	5,120.8	7,742.0	3,220.2	1,675.7	17,758.8	2,806.8	10,250.1	2,309.2	1,294.6	16,660.8

 6. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2018				Mar. 31, 2017
			Net Assets (a) - (b)	Net deferred gains (losses)			Net Assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)

Interest rate swaps	43.5	48.5	(5.0)	(62.2)	238.5	199.4	39.0	(17.5)

Currency swaps	178.3	12.2	166.1	(22.9)	118.2	298.7	(180.5)	(11.1)

Others	5.5	3.7	1.8	54.1	0.2	2.5	(2.3)	(20.7)

Total	227.3	64.4	162.9	(31.0)	356.9	500.6	(143.7)	(49.3)

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No. 24 and No. 25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Reference: Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

(Billions of yen)

	Mar. 31, 2018				Mar. 31, 2017

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	7,413.6	21,509.2	6,230.0	35,152.9	3,579.4	23,950.3	6,475.2	34,004.9
Receivable floating rate / payable fixed rate	1,335.4	6,252.0	6,854.0	14,441.5	2,377.9	9,178.6	6,586.7	18,143.2

Total	8,749.0	27,761.2	13,084.1	49,594.3	5,957.3	33,128.9	13,061.9	52,148.1

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)
		Mar. 31, 2018		Mar. 31, 2017
			Change
Fair value of plan assets	(A)	1,469,182	33,634	1,435,548
Projected benefit obligation	(B)	1,125,746	(53,991)	1,179,737
Net surplus (deficit)	(A-B)	343,435	87,624	255,811
Net defined benefit asset		383,418	68,496	314,922
Net defined benefit liability		39,982	(19,128)	59,110

Measurements of defined benefit plans (before tax effect deduction)		(86,916)	(74,216)	(12,700)
	Unrecognized prior service cost (deductible from the obligation)	(528)	120	(648)
	Unrecognized net actuarial gain (loss)	(86,388)	(74,336)	(12,052)
(2) Retirement benefit expenses
(Millions of yen)
		FY3/2018		FY3/2017
			Change
Retirement benefit expenses		43,025	(34,367)	77,392
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)
		Mar. 31, 2018		Mar. 31, 2017
			Change
Projected benefit obligation	(A)	969,651	1,257	968,394
<Discount rate>		<0.47%>	<0.08%>	<0.55%>
Fair value of plan assets	(B)	1,342,027	74,437	1,267,590
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	279,360	4,185	275,175
Unrecognized prior service cost (deductible from the obligation)	(E)	-	-	-
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(93,015)	(68,996)	(24,019)
(2) Retirement benefit expenses
				(Millions of yen)
		FY3/2018		FY3/2017
			Change
Retirement benefit expenses		22,077	(34,019)	56,096
Service cost		28,903	(1,615)	30,518
Interest cost on projected benefit obligation		5,326	1,899	3,427
Expected returns on plan assets		(38,091)	(1,403)	(36,688)
Amortization of unrecognized prior service cost		-	-	-
Amortization of unrecognized net actuarial gain (loss)		18,159	(33,293)	51,452
Others		7,779	393	7,386

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Financial Reconstruction Act,

      and write-offs / reserves

*1	Includes direct reduction of 99.7 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 4.8 billion yen, Potentially bankrupt borrowers: 6.4 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*5	Includes Specific reserve for Borrowers requiring caution totaling 0.5 billion yen.
*6	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Risk-monitored loans

Consolidated				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	27,709	0.0	(6,732)	34,441	–
Non-accrual loans	406,066	0.6	(152,789)	558,855	0.7
Past due loans (3 months or more)	12,822	0.0	(9,612)	22,434	0
Restructured loans	210,616	0.3	(42,174)	252,790	0.3
Total	657,215	0.9	(211,306)	868,521	1.1

Total loans (period-end balance)	72,945,934	100.0	(7,291,388)	80,237,322	100.0

Amount of direct reduction	140,488		(105,231)	245,719

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017

	(a)	Ratio (b)	(a) - (c)	(c)	Ratio (d)
Bankrupt loans	24,444	0.0	(6,585)	31,029	0.1
Non-accrual loans	328,954	0.5	(52,697)	381,651	0.5
Past due loans (3 months or more)	4,460	0.0	(8,133)	12,593	0.0
Restructured loans	67,521	0.1	(21,798)	89,319	0.1
Total	425,380	0.6	(89,214)	514,594	0.7

Total loans (period-end balance)	73,896,163	100.0	(1,689,093)	75,585,256	100.0

Amount of direct reduction	92,343		(11,328)	103,671

10. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	536,088	81.57	(110,127)	646,215	74.40
General reserve	378,469		(53,041)	431,510
Specific reserve	156,914		(56,291)	213,205
Loan loss reserve for specific overseas countries	704		(794)	1,498

Amount of direct reduction	190,945		(97,200)	288,145

SMBC non-consolidated				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017

	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	319,868	75.20	(69,858)	389,726	75.73
General reserve	223,567		(35,389)	258,956
Specific reserve	95,720		(34,044)	129,764
Loan loss reserve for specific overseas countries	581		(424)	1,005

Amount of direct reduction	99,662		(10,156)	109,818

Note: Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

11. Non-performing loans (NPLs) based on the Financial Reconstruction Act and coverage

Consolidated		(Millions of yen, %)
	Mar. 31, 2018 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	97,941	(62,724)	160,665
Doubtful assets	350,884	(140,469)	491,353
Substandard loans	223,480	(52,166)	275,646
Total (A)	672,306	(255,359)	927,665

Normal assets	85,211,809	(6,363,391)	91,575,200
Grand total (B)	85,884,115	(6,618,750)	92,502,865
NPL ratio (A/B)	0.78	(0.22)	1.00

			(Millions of yen)
	Mar. 31, 2018 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Total coverage (C)	505,759	(214,814)	720,573
Reserve for possible loan losses (D)	148,445	(62,969)	211,414
Amount recoverable by guarantees, collateral and others (E)	357,313	(151,845)	509,158
			(%)
Coverage ratio (C) / (A)	75.23	(2.45)	77.68
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	132.89	8.34	124.55
			(%)
Reserve ratio to unsecured assets (D) / (A - E)	47.13	(3.39)	50.52
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	170.19	15.78	154.41

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2018 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Bankrupt and quasi-bankrupt assets	80,942	(37,478)	118,420
Doubtful assets	283,393	(63,957)	347,350
Substandard loans	71,981	(29,932)	101,913
Total (A)	436,317	(131,367)	567,684

Normal assets	85,468,271	(942,333)	86,410,604
Grand total (B)	85,904,588	(1,073,700)	86,978,288
NPL ratio (A/B)	0.51	(0.14)	0.65
Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

		(Millions of yen)
	Mar. 31, 2018 (a)		Mar. 31, 2017 (b)
		(a) - (b)
Total coverage (C)	388,806	(96,331)	485,137
Reserve for possible loan losses* (D)	108,199	(37,023)	145,222
Amount recoverable by guarantees, collateral and others (E)	280,607	(59,308)	339,915
* Sum of general reserve for substandard loans and specific reserve
			(%)
Coverage ratio (C) / (A)	89.11	3.65	85.46
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	137.62	9.09	128.53
			(%)
Reserve ratio to unsecured assets (D) / (A - E)	69.49	5.73	63.76
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	205.42	34.31	171.11

Sumitomo Mitsui Financial Group

12. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2018 (a)				Mar. 31, 2017 (b)

		(a) - (b)	NPLs newly classified during FY3/2018	Amount of off-balancing
Bankrupt and quasi-bankrupt assets	80.9	(37.5)	31.9	(69.4)	118.4
Doubtful assets	283.4	(64.0)	78.0	(142.0)	347.4
Total	364.3	(101.5)	(*1) 109.9	(*1) (211.4)	465.8

Result of measures connected to off-balancing (*2)	53.4				96.3

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(9.3)
	Reconstructive disposition			(3.5)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(41.6)
	Direct write-offs			20.3
	Others			(177.2)
		Collection / repayment, etc.		(143.5)
		Improvement in debtors’ performance		(33.7)

	Total			(211.4)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2017 and off-balanced in the six months ended Mar. 31, 2018 was 25.8 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2018			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	53,208,143	100.0	(1,294,726)	54,502,869	100.0
Manufacturing	6,072,608	11.4	(1,207,241)	7,279,849	13.4
Agriculture, forestry, fisheries and mining	132,783	0.3	17,766	115,017	0.2
Construction	741,835	1.4	40,137	701,698	1.3
Transportation, communications and public enterprises	4,861,154	9.1	553,987	4,307,167	7.9
Wholesale and retail	4,178,942	7.9	63,742	4,115,200	7.5
Finance and insurance	7,352,639	13.8	443	7,352,196	13.5
Real estate	6,684,889	12.6	383,487	6,301,402	11.6
Goods rental and leasing	1,499,241	2.8	(151,271)	1,650,512	3.0
Various services	4,090,964	7.7	96,925	3,994,039	7.3
Municipalities	914,763	1.7	(19,571)	934,334	1.7
Others	16,678,320	31.3	(1,073,129)	17,751,449	32.6
Overseas offices and Japan offshore banking accounts	20,688,019	100.0	(394,367)	21,082,386	100.0
Public sector	195,113	1.0	(11,659)	206,772	1.0
Financial institutions	1,621,969	7.8	39,978	1,581,991	7.5
Commerce and industry	17,418,127	84.2	(191,326)	17,609,453	83.5
Others	1,452,810	7.0	(231,360)	1,684,170	8.0
Total	73,896,163	-	(1,689,093)	75,585,256	-

Risk-monitored loans				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	323,838	100.0	(65,770)	389,608	100.0
Manufacturing	56,130	17.3	(16,832)	72,962	18.7
Agriculture, forestry, fisheries and mining	4,514	1.4	4,359	155	0.0
Construction	9,770	3.0	(4,345)	14,115	3.6
Transportation, communications and public enterprises	42,872	13.3	4,409	38,463	9.9
Wholesale and retail	60,008	18.5	(9,429)	69,437	17.8
Finance and insurance	301	0.1	1	300	0.1
Real estate	48,109	14.9	(27,492)	75,601	19.4
Goods rental and leasing	263	0.1	(1,268)	1,531	0.4
Various services	49,309	15.2	(14,938)	64,247	16.5
Municipalities	-	-	-	-	-
Others	52,558	16.2	(235)	52,793	13.6
Overseas offices and Japan offshore banking accounts	101,542	100.0	(23,443)	124,985	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	-	-	-
Commerce and industry	45,356	44.7	(17,221)	62,577	50.1
Others	56,185	55.3	(6,223)	62,408	49.9
Total	425,380	-	(89,214)	514,594	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Financial Reconstruction Act classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2018			Mar. 31, 2017
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	331,408	69.4	(90,622)	422,030
Manufacturing	57,512	60.1	(17,192)	74,704
Agriculture, forestry, fisheries and mining	4,551	100.0	4,381	170
Construction	10,058	57.0	(4,069)	14,127
Transportation, communications and public enterprises	42,873	69.6	(16,913)	59,786
Wholesale and retail	62,080	58.3	(11,451)	73,531
Finance and insurance	900	65.2	(37)	937
Real estate	50,708	46.9	(27,077)	77,785
Goods rental and leasing	263	52.7	(1,376)	1,639
Various services	49,629	54.4	(16,285)	65,914
Municipalities	-	-	-	-
Others	52,830	100.0	(604)	53,434
Overseas offices and Japan offshore banking accounts	104,909	69.7	(40,744)	145,653
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	47,421	72.1	(34,476)	81,897
Others	57,487	66.4	(6,269)	63,756
Total	436,317	69.5	(131,367)	567,684

Notes	1.	NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2018		Mar. 31, 2017
	(a)	(a) - (b)	(b)
Consumer loans	13,498,645	(374,524)	13,873,169
Housing loans	12,566,778	(345,620)	12,912,398
Self-residential purpose	9,998,693	(303,590)	10,302,283
Other consumer loans	931,866	(28,905)	960,771

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2018		Mar. 31, 2016
	(a)	(a) - (b)	(b)
Outstanding balance	33,700,117	(382,870)	34,082,987
Ratio to total loans	63.3	0.8	62.5

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

14. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2018			Mar. 31, 2017
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	5,462,917	26.5	(169,432)	5,632,349	26.6
Indonesia	302,503	1.5	(17,709)	320,212	1.5
Thailand	695,749	3.4	(11,492)	707,241	3.3
Korea	296,954	1.4	(6,787)	303,741	1.4
Hong Kong	1,432,712	6.9	(70,713)	1,503,425	7.1
China	218,097	1.1	(31,200)	249,297	1.2
Taiwan	346,424	1.7	6,027	340,397	1.6
Singapore	1,163,552	5.6	(57,400)	1,220,952	5.8
India	404,275	2.0	(58,482)	462,757	2.2
Others	602,651	2.9	78,325	524,326	2.5
Oceania	1,721,861	8.3	(167,556)	1,889,417	8.9
Australia	1,571,747	7.6	(150,446)	1,722,193	8.1
Others	150,114	0.7	(17,110)	167,224	0.8
North America	7,123,897	34.5	(54,497)	7,178,394	33.8
United States	5,617,116	27.2	(146,000)	5,763,116	27.1
Others	1,506,781	7.3	91,503	1,415,278	6.7
Central and South America	1,524,172	7.4	(106,847)	1,631,019	7.7
Brazil	204,885	1.0	(50,857)	255,742	1.2
Panama	467,316	2.3	(70,675)	537,991	2.5
Others	851,971	4.1	14,685	837,286	4.0
Western Europe	2,950,735	14.3	(211,635)	3,162,370	14.9
United Kingdom	999,086	4.8	18,925	980,161	4.6
Ireland	380,521	1.9	(195,880)	576,401	2.7
Netherlands	512,299	2.5	(62,069)	574,368	2.7
Others	1,058,829	5.1	27,389	1,031,440	4.9
Eastern Europe	205,358	1.0	(61,715)	267,073	1.3
Russia	138,238	0.7	(49,922)	188,160	0.9
Others	67,120	0.3	(11,793)	78,913	0.4
Others	1,642,073	8.0	193,626	1,448,447	6.8

Total	20,631,013	100.0	(578,056)	21,209,069	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2018			Mar. 31, 2017
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	104,909	69.7	(40,744)	145,653
Asia	893	59.1	(9,222)	10,115
Oceania	-	-	-	-
North America	33,832	59.2	(13,441)	47,273
Central and South America	18,560	53.4	(24,136)	42,696
Western Europe	34,506	69.0	215	34,291
Eastern Europe	-	-	-	-
Others	17,115	80.6	5,839	11,276

Notes	1.	NPLs based on the Financial Reconstruction Act include Loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
= (Reserve for possible loas losses)/(Assets excluding amounts recoverable due to gurantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

15. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

(Millions of yen)

	FY3/2018 (a)		FY3/2017 (b)
		(a) - (b)

Deposits	106,729,547	7,759,116	98,970,431

Domestic units	85,721,254	5,847,713	79,873,541

Loans	75,198,046	2,430,056	72,767,990

Domestic units	49,225,499	618,959	48,606,540
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2018 (a)		Mar. 31, 2017
		(a) - (b)	(b)

Deposits	110,243,226	4,652,455	105,590,771
Domestic deposits (excluding Japan offshore banking accounts)	92,879,099	5,138,780	87,740,319

Individuals	45,321,720	1,679,651	43,642,069

Corporates	47,557,379	3,459,129	44,098,250

Loans	73,896,163	(1,689,093)	75,585,256
Domestic offices (excluding Japan offshore banking accounts)	53,208,143	(1,294,726)	54,502,869

Overseas offices and Japan offshore banking accounts	20,688,019	(394,367)	21,082,386
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2018		Mar. 31, 2017 (b)
	(a)	(a) - (b)

Balance of investment trusts	2,217.4	10.3	2,207.1

Balance to individuals	1,831.5	(3.8)	1,835.3
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2018		FY3/2017 (b)
	(a)	(a) - (b)
Sales of investment trusts to individuals	664.9	260.5	404.4

Sales of pension-type insurance to individuals	83.6	(20.6)	104.2

Sumitomo Mitsui Financial Group

   16. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2018	Change from Mar. 31, 2017	Mar. 31, 2017
(a) Total deferred tax assets	(b-c)	1	241.9	28.5	213.4
(b) Subtotal of deferred tax assets		2	467.5	(4.7)	472.2
Reserve for possible loan losses and write-off of loans		3	128.9	(3.7)	132.6
Taxable write-off of securities		4	209.1	(33.0)	242.1
Others		5	129.5	32.0	97.5
(c) Valuation allowance		6	225.6	(33.2)	258.8
(d) Total deferred tax liabilities		7	601.7	59.0	542.7
Net unrealized gains on other securities		8	551.6	58.5	493.1
Others		9	50.1	0.5	49.6

Net deferred tax assets	(a-d)	10	(359.8)	(30.5)	(329.3)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(529.2)	(48.0)	(481.2)
Others		12	169.4	17.5	151.9

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

   Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2016	FY3/2017	FY3/2018
Income of final tax return before deducting operating loss carryforwards	548.1	387.4	583.9
Note: The figure for FY3/2018 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 17. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated		(Billions of yen, %)
	Mar. 31, 2018 [Preliminary]		Mar. 31, 2017
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	19.36	2.43	16.93

(2) Tier 1 capital ratio (5) / (7)	16.69	2.62	14.07

(3) Common equity Tier 1 capital ratio (6) / (7)	14.50	2.33	12.17

(4) Total capital	12,304.1	330.5	11,973.7

(5) Tier 1 capital	10,610.2	664.0	9,946.2

(6) Common equity Tier 1 capital	9,217.4	608.9	8,608.5

(7) Risk weighted assets	63,540.3	(7,143.3)	70,683.5

(8) Required capital (7) X 8%	5,083.2	(571.5)	5,654.7

SMBC consolidated

(1) Total capital ratio	21.14	3.37	17.77

(2) Tier 1 capital ratio	18.22	3.61	14.61

(3) Common equity Tier 1 capital ratio	15.29	2.40	12.89

SMBC non-consolidated

(1) Total capital ratio	21.11	2.50	18.61

(2) Tier 1 capital ratio	18.11	3.06	15.05

(3) Common equity Tier 1 capital ratio	15.07	1.92	13.15

18. ROE
Consolidated			(%)
	FY3/2018		FY3/2017
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	8.8	(0.3)	9.1

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

19. Earnings targets and dividends forecast for FY3/2019
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2019	FY3/2018 Result
Consolidated net business profit	1,155.0	1,203.8
Total credit cost	(200.0)	(94.2)
Ordinary profit	1,020.0	1,164.1
Profit attributable to owners of parent	700.0	734.4
SMBC non-consolidated		(Billions of yen)
	FY3/2019	FY3/2018 Result
Banking profit (before provision for general reserve for possible loan losses)	605.0	617.2
Total credit cost	(70.0)	26.7
Ordinary profit	590.0	755.3
Net income	420.0	577.0
(2) Dividends forecast
			(Yen)
	FY3/2019		FY3/2018
	Interim	Annual
Dividend per share for common stock	85	170	170
Reference:			(Billions of yen)
	FY3/2019		FY3/2018
	Interim	Annual
Total dividend	119.9	239.8	239.8

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen)

	Mar. 31, 2018		Mar. 31, 2017
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	49,030,209	7,377,701	41,652,508

Call loans	1,417,562	(47,555)	1,465,117

Receivables under resale agreements	499,738	(24,175)	523,913

Receivables under securities borrowing transactions	3,140,151	(44,228)	3,184,379

Monetary claims bought	1,239,394	113,960	1,125,434

Trading assets	1,723,878	(155,464)	1,879,342

Securities	25,916,718	1,574,349	24,342,369

Loans and bills discounted	73,896,163	(1,689,093)	75,585,256

Foreign exchanges	2,143,021	479,919	1,663,102

Other assets	3,020,300	636,993	2,383,307

Tangible fixed assets	798,476	(17,332)	815,808

Intangible fixed assets	231,429	445	230,984

Prepaid pension cost	279,360	4,185	275,175

Customers’ liabilities for acceptances and guarantees	7,921,169	355,607	7,565,562

Reserve for possible loan losses	(319,868)	69,858	(389,726)

Reserve for possible losses on investments	(14,559)	6,249	(20,808)

Total assets	170,923,146	8,641,417	162,281,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2018		Mar. 31, 2017
	(a)	(a) - (b)	(b)

Liabilities

Deposits	110,243,226	4,652,455	105,590,771

Negotiable certificates of deposit	11,264,807	(998,284)	12,263,091

Call money	928,117	(81,352)	1,009,469

Payables under repurchase agreements	4,383,418	3,024,401	1,359,017

Payables under securities lending transactions	3,073,423	(3,002)	3,076,425

Commercial paper	1,522,354	132,231	1,390,123

Trading liabilities	1,422,824	(49,516)	1,472,340

Borrowed money	14,023,257	1,996,760	12,026,497

Foreign exchanges	915,154	177,193	737,961

Bonds	3,211,548	(732,513)	3,944,061

Due to trust account	1,276,907	116,893	1,160,014

Other liabilities	2,391,909	(487,409)	2,879,318

Reserve for employee bonuses	14,163	29	14,134

Reserve for executive bonuses	978	366	612

Reserve for point service program	966	(92)	1,058

Reserve for reimbursement of deposits	17,307	3,705	13,602

Deferred tax liabilities	359,803	30,550	329,253

Deferred tax liabilities for land revaluation	30,539	(691)	31,230

Acceptances and guarantees	7,921,169	355,607	7,565,562

Total liabilities	163,001,878	8,137,332	154,864,546

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,776,830	-	1,776,830

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	5,786	-	5,786

Retained earnings	3,044,175	354,537	2,689,638

Other retained earnings	3,044,175	354,537	2,689,638

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,822,674	354,537	2,468,137

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,381,999	354,537	6,027,462

Net unrealized gains (losses) on other securities	1,519,691	120,566	1,399,125

Net deferred gains (losses) on hedges	(6,286)	29,824	(36,110)

Land revaluation excess	25,863	(841)	26,704

Total valuation and translation adjustments	1,539,268	149,549	1,389,719

Total net assets	7,921,268	504,086	7,417,182

Total liabilities and net assets	170,923,146	8,641,417	162,281,729

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2018 (a)		FY3/2017 (b)
		(a) - (b)

Ordinary income	2,540,450	(11,481)	2,551,931

Interest income	1,647,643	11,869	1,635,774

Interest on loans and discounts	1,101,467	80,445	1,021,022

Interest and dividends on securities	349,947	(138,347)	488,294

Trust fees	2,038	(73)	2,111

Fees and commissions	512,149	(20,799)	532,948

Trading income	59,398	(624)	60,022

Other operating income	101,955	(43,615)	145,570

Other income	217,265	41,761	175,504

Ordinary expenses	1,785,184	97,276	1,687,908

Interest expenses	690,606	193,772	496,834

Interest on deposits	229,362	86,478	142,884

Fees and commissions payments	182,319	(1,946)	184,265

Trading losses	-	-	-

Other operating expenses	22,334	(9,337)	31,671

General and administrative expenses	835,500	(38,907)	874,407

Other expenses	54,422	(46,306)	100,728

Ordinary profit	755,266	(108,756)	864,022

Extraordinary gains	797	(626)	1,423

Extraordinary losses	28,641	20,228	8,413

Income before income taxes	727,422	(129,610)	857,032

Income taxes - current	168,605	55,157	113,448

Income taxes - deferred	(18,210)	(80,027)	61,817

Total income taxes	150,394	(24,871)	175,265

Net income	577,028	(104,739)	681,767

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2018								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,468,137	(210,003)	6,027,462

Changes in the period

Cash dividends						(223,334)		(223,334)

Net income						577,028		577,028
Reversal of land revaluation excess						842		842
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-	354,536	-	354,536
Balance at the end of the period	1,770,996	1,771,043	5,786	1,656	219,845	2,822,674	(210,003)	6,381,999

					(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,399,125	(36,110)	26,704	1,389,719	7,417,182

Changes in the period

Cash dividends					(223,334)

Net income					577,028
Reversal of land revaluation excess					842
Net changes in items other than stockholders’ equity in the period	120,566	29,824	(841)	149,549	149,549

Net changes in the period	120,566	29,824	(841)	149,549	504,086
Balance at the end of the period	1,519,691	(6,286)	25,863	1,539,268	7,921,268

Note: Amounts less than 1 million yen are rounded down.